Exhibit 99.5

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations (“MD&A”) is prepared as of March 29, 2010, and should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2009, and December 31, 2008, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) in Canada.  Differences from United States Generally Accepted Accounting Principles (“U.S. GAAP”) are described in Note 13 to the audited consolidated financial statements.  These statements, along with additional information relating to Minera Andes Inc., including our Annual Information Form for the year ended December 31, 2009, are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”)’s EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Company” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 — “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated, and Minera Andes Inc., pursuant to the Business Companys Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI).  Prior to February 7, 2007, Minera Andes was listed on the TSX Venture Exchange having initially been listed thereon on December 20, 1995.  MAI’s common shares are also quoted on the National Association of Securities Dealers, Over-the-Counter Bulletin Board, “NASD OTC Bulletin Board” (symbol: MNEAF).

Our head office is located at 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located primarily in the Republic of Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to develop on our own or enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”) and accounted for on an equity basis.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina. Our principal assets currently consist of:

(i)	a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine, which covers 50,491 hectares and is not included in the acres noted above; and

(ii)	a 100% interest in mineral properties comprising our Los Azules Project, a porphyry copper project.

(iii)	a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina (in the Argentinean provinces of San Juan, Santa Cruz, and Chubut).

Highlights — Fourth Quarter and the full year 2009

The San José Mine

The mine produced 1,032,000 ounces of silver and 19,960 ounces of gold in the fourth quarter of 2009 compared with 1,329,000 ounces of silver and 22,470 ounces of gold in the fourth quarter 2008.  This represents production decreases of 22% and 11%, respectively, which is primarily attributable to the 23 days of lost mill production due to local strikes in the fourth quarter.  For the full year 2009, the San José mine produced approximately 5,000,000 ounces of silver and 77,070 ounces of gold. Major milestones were achieved at the San José Mine when the Kospi vein was finally brought into production at the end of June 2009 and the expanded production rate of 1,500 tonnes per day was reached.   Other notable achievements during 2009 included the connection of the power line to the national power grid, construction and commissioning of a small Merrill Crowe plant to capture silver contained in the electrowinning circuit in the mill, and Level 4 DNV (Det Norske Veritas) industrial safety certification.

Los Azules Copper Project

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina (“Los Azules”).  The project was previously subject to an Option Agreement dated November 2, 2007 between the Company and Xstrata Copper.  However, on October 1, 2009 Xstrata decided not to exercise its one-time right to back-in to a 51% interest in the project, and it subsequently transferred its properties associated with the project to an Argentine subsidiary of the Company.  Consequently, Xstrata no longer retains any ownership in or rights with respect to the project and Minera Andes, through a wholly owned subsidiary, now owns 100% of the Project.  Also in the fourth quarter, the Company established a seasonal field camp at the Los Azules site to support a drilling campaign during the 2009-2010 field season which will close in mid- to late-April 2010.

Corporate

During the year, we completed two significant financings which allowed us to meet a cash call request from MSC, repay our bank loan, and fund our exploration and development program through the end of 2010. We raised C$40 million in February 2009 as a result of a private placement with our Chairman, Mr. Robert R. McEwen (“McEwen Financing”), for 40 million common shares at a price of C$1.00 per share and closed a short form prospectus equity offering in August, 2009, whereby a syndicate of underwriters purchased for resale to the public 30,705,000 units, each unit priced at C$0.75 consisting of one common share and one half of a warrant to buy one common share at a price of C$1.25 per unit (“the Offering”), on a “bought deal” basis, which raised net proceeds C$21.5 million.

Overall Performance

For the year ended December 31, 2009, net income was $4.1 million ($0.02 per share basic and diluted) compared to a net loss of $4.0 million ($0.02 per share) for the year ended December 31, 2008.

This increase was primarily due to an increase in the income recorded on our investment in MSC from $4.7 million in 2008 to $9.3 million and an income tax recovery of $1.6 million in 2009. In addition, total expenses in 2009 declined by $1.8 million.  This was a result of:

•                  a decrease in interest and accretion expense of $1.7 million as our bank loan was repaid during the first quarter of 2009

•                  a positive change in the foreign currency exchange of $1.6 million due to the strengthening Canadian dollar, partially offset by:

•                  a $0.4 million increase in professional fees due to increased use of geological consultants

•                  a $0.3 million increase in general and administrative expenses due to increases in legal, audit and accounting fees and the relocation of the corporate office to Toronto, Canada from Spokane, Washington

•                  a $0.3 million increase in wages and benefits, due to $0.8 million in severance payments and partially offset by reduced headcount and our new CEO not receiving any salary

Results of Operations - MSC

The following discussion is related only to MSC, which the Company owns 49% of and is accounted for using the equity method. The following table sets out the operating cash costs of the San José Mine for 2009 and 2008 on a quarterly and annual (100%) basis. Minera Andes considers “commercial production” to have started as of January 1, 2008.

	Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Year 2007
Tonnes processed ('000)	461	100	122	119	119	296	108	68	61	60	93

Ounces gold produced ('000)	77	20	22	18	17	54	17	12	12	12	15
Ounces silver produced ('000)	4,998	1,032	1,402	1,265	1,299	4,380	1,329	990	1,093	968	958
Total Operating cash cost ('000$)	51,333	13,189	13,549	12,376	12,219	48,503	16,987	12,070	10,728	8,719	18,105
Op.cash cost/tonne ($/t)	119	139	113	113	112	166	157	179	177	146	195

Operating cash cost/oz Au ($/oz) (See pg 5)	343	368	313	335	357	375	494	404	322	286	542
Operating cash cost/oz Ag ($/oz) (See pg 5)	5.08	5.84	4.75	5.00	4.99	6.42	6.32	7.16	6.16	5.45	10.43

Production

During 2009, ore production at the San José Mine increased to 460,972 tonnes compared to 295,964 tonnes in 2008, a 56% increase. Silver production was 4,998,000 ounces in 2009, compared to 4,380,000 ounces in the 2008 and gold production was 77,070 ounces in 2009 compared to 54,260 ounces in 2008. On a percentage basis, silver production was 14% higher and gold production was 42% higher (see non-GAAP measures, page 18).

2009 operations at the San José Mine were impacted by labour unrest during the second, third and fourth quarter.  A total of 23 days of milling operations were lost during the year due to work stoppages.  The stoppages arose from a dispute between two different unions regarding representation of certain workers at the mine, and they were not focused on MSC, which operates the mine.  A total of 25 workers were terminated as a result of the labour actions.  Operations resumed in October 2009, and operations have since returned to normal.

The increase in silver and gold production during 2009 compared to 2008 was due to the increased processed tonnage, partially offset by a lower head grade and the strike.  In June 2009, the Kospi vein was brought into production and the expanded production rate of 1,500 tonnes per day was reached

Sales

Net proceeds realized by MSC from the sale of silver and gold for the 2009 financial year totaled $147.1 million as compared to $111.2 million for the 2008 Financial Year.

			Ounces (thousands)
	US$ million		2009		2008
Sales	2009	2008	Ag	Au	Ag	Au
Q1	21.1	9.9	838	11	323	5
Q2	41.0	63.2	1,709	22	2,284	29
Q3	46.1	18.5	1,536	25	846	10
Q4	38.9	19.6	989	19	1,135	14
Total	147.1	111.2	5,072	77	4,588	58

Sales in 2009 were higher than in 2008 due to a combination of increased production as discussed above and higher realized metal prices for both gold and silver.

The average weighted gross sale price for silver sold in 2009 was $14.83 per ounce, an increase of 4% compared to the average price of $14.25 per ounce received in 2008. The average weighted gross sale price for gold sold in 2009 was $1,002 per ounce, an increase of 16%, compared to the average price of $865 per ounce realized in 2008.  In comparison, the average London P.M. fix price for silver was $14.67 per ounce for 2009 compared to $14.99 per ounce for 2008, a 2% decrease.  The average London P.M. fix price for gold was $972 per ounce in 2009 compared to $872 per ounce in 2008, an 11% increase.

The average weighted gross sale price for silver sold in the fourth quarter of 2009 was $17.72 per ounce, an increase of 93% compared to the average price of $9.20 per ounce received in the fourth quarter 2008. The average weighted gross sale price for gold sold in the fourth quarter 2009 was $1,175 per ounce, an increase of 50%, compared to the average price of $783 per ounce realized in the fourth quarter 2008.

Operating Costs

The terms operating cash cost or production cash costs used in this section are for the reporting of the MSC operations only, and they are considered to be non-GAAP measures (see non-GAAP measures, page 18). Total operating cash costs were $13.2 million for the fourth quarter of 2009.  Operating cash costs consist of geology, mining, processing plant, general and administration and royalty costs.  Operating cash costs include royalties, refining and treatment charges and sales costs applied to doré but do not include refining, treatment charges and sales costs applied to concentrates or export taxes which some mining companies include in accordance with the Gold Institute Standard for calculating cash costs.  We have provided a reconciliation between the two methods.  Depreciation is excluded in operating cash costs.

Gold	2009	4Q09	3Q09	2Q09	1Q09	2008	4Q08	3Q08	2Q08	1Q08

Co-product cash cost - Au - MAI’s Methodology	$343	$368	$313	$335	$357	$375	$494	$404	$322	$284

Commercial Discounts	90	92	101	87	29	22	35	18	9	27

Selling Expenses (includes Export Taxes)	81	92	85	75	92	55	58	54	44	65

Co-product cash cost - Au - Gold Institute Standard	$477	$521	$450	$459	$478	$452	$587	$476	$375	$375

% Increase - GIS Vs. MAI	39%	42%	44%	37%	34%	21%	19%	18%	17%	32%

Silver	2009	4Q09	3Q09	2Q09	1Q09	2008	4Q08	3Q08	2Q08	1Q08

Co-product cash cost - Ag - MAI’s Methodology	$5.08	$5.84	$4.75	$5.00	$4.99	$6.42	$6.32	$7.16	$6.16	$5.45

Commercial Discounts	1.34	1.46	1.54	1.29	0.04	0.38	0.46	0.32	0.17	0.51

Selling Expenses (includes Export Taxes)	1.20	1.46	1.29	1.12	1.29	0.94	0.73	0.96	0.85	1.26

Co-product cash cost - Ag - Gold Institute Standard	$7.08	$8.28	$6.83	$6.85	$6.68	$7.74	$7.51	$8.44	$7.19	$7.22

% Increase - GIS Vs. MAI	39%	42%	44%	37%	34%	21%	19%	18%	17%	32%

Average operating cash costs were $139 per tonne of processed ore for the fourth quarter 2009.  On a per ounce co-product basis the average operating cash cost was $368 per ounce of gold and $5.84 per ounce of silver.  Co-product operating cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. As explained above, approximately 45% of the value of the fourth quarter 2009 production was derived from silver and 55% was derived from gold.

In comparison to the same quarter of 2008, the fourth quarter 2009 cash cost per ounce of silver decreased 8%, mainly due to productivity gains derived from the economies of scale benefits associated with the mine and plant expansions and by a change in the production mix (silver represented 49% of the total production value in the fourth quarter of 2008 versus 45% in the fourth quarter 2009), all of which was partially offset by the lower grade milled.

During the fourth quarter 2009, the cash cost per ounce of gold decreased by 26% compared to the same period in 2008, mainly due to productivity gains derived from the economics of scale benefits associated with the mine and plant expansions, partially offset by a change in the production mix (gold represented 51% of the total production value in fourth quarter 2008 versus 55% in the fourth quarter 2009).

For the year ended December 31, 2009, the average operating cash costs were $119 per tonne of processed ore.  On a per ounce co-product basis, the average operating cost was $343 per ounce of gold and $5.08 per ounce of silver.  Approximately 49% of the value of 2009 production was derived from silver and 51% was derived from gold.

Total operating cash costs in 2009 were at slightly higher levels compared to 2008 mainly due to the increased production, partially offset by efficiencies derived from the higher production scale and by lower energy costs. Cash cost per tonne decreased, in comparison to 2008, due to the higher level of tonnes extracted from the mine and processed at the plant.

Cash cost per ounce of silver, on a co-product basis, decreased 21% in 2009 compared to 2008 mainly explained by productivity gains derived from the economies of scale associated with the mine and plant expansions, partially offset by lower grade milled.  Also, there was a change in the production mix (silver represented a 49% of the total production value in 2009 versus a 58% in 2008). As a result, a lower portion of the total cash costs was attributed to the ounces of silver produced.

Cash cost per ounce of gold, on a co-product basis, decreased by 9% in 2009 compared to 2008 mainly explained by productivity gains derived from the economies of scale associated with the mine and plant expansions, partially offset by slightly lower grade milled. Also, there was a change in the production mix (gold represented 51% of the total production value in 2009 versus 42% in 2008). As a result, a higher portion of the total cash costs were attributed to the ounces of gold produced.

Other Developments at the San José Mine

In March 2009, the San José processing facility was connected to the national power grid through the construction of a 130 kilometre 132 kV electric transmission line, approximately four months behind schedule at a capital cost approximately 70% over budget. The existing diesel generators remain on site for back-up power supply.

MSC has purchased the equipment necessary to expand the concentrate leaching and electrowinning circuit in the processing plant so that 100% of the concentrates produced by the operation can be converted to doré on site. The engineering process was completed during the fourth quarter of 2009. However, construction of the project has been suspended due to the high capital costs required to complete the expansion and also because of improvements in the market conditions for concentrates. Construction and commissioning of a small Merrill Crowe plant to capture silver contained in the electrowinning circuit in the mill was completed during the first quarter of 2009, and Level 4 DNV (Det Norske Veritas) industrial safety certification was achieved during the year.

From an exploration standpoint, approximately 24,700 metres of core drilling totaling 104 drill holes were completed during 2009 at the San José Mine.  Drilling focused primarily on the Frea, Odin and Ayelén veins and consisted of infill and step-out drilling. Drilling was also carried out on the Ramal Ayelén, Huevos Verdes Oeste veins and the Cerro Portugués, Cerro Alto and Sorpresa areas to explore for new resources.

Investment in MSC

The following table shows the reconciliation of MSC’s net income as reported under Canadian GAAP (unaudited) compared to the equity pickup that is reported on our financial statements:

	Year Ended
		December 31,
	December 31,	2008
	2009	(restated)

Summary of MSC’s financial information from operations:
Sales	$147,103,219	$111,255,558
Net income - MSC	13,511,735	4,010,689
Minera Andes Inc. portion (MAI) - 49%	6,620,750	1,965,238
Equity adjustments:
Interest expensed by MSC and included in the equity method pickup, net of income taxes	2,645,555	2,652,813
Amortization of pre 2008 capitalized interest on MSC loans	1,320,992	798,000

Income on Investment in MSC	10,587,297	5,416,051
Less amortization of MAI deferred capitalized costs	(1,238,674)	(720,000)

Net income on investment in MSC	$9,348,623	$4,696,051

Los Azules

As of December 31, 2009, the Company has expended a total of $15.1 million on exploration activities at the Los Azules Project and on the preparation of a preliminary assessment/scoping study.  Of this total, $1.8 million was spent during 2009, principally on geological analysis and in establishing a seasonal field camp at the Los Azules site to support a drilling campaign for the upcoming 2009-2010 field season. These costs were capitalized in mineral properties and deferred exploration.

Two diamond drills arrived at the Project in December and initiated drilling. A third diamond drill arrived the first week of January 2010.  Drilling will continue until the field season closes in mid-to late-April. The objective of the drilling program is to expand the known limits of the mineralization, look for extensions of high-grade mineralization, and to increase the confidence level of the current inferred resource.  The Company plans to drill approximately 8,800 meters during the field season.  More geological mapping and geophysical work will be conducted during the field season to target possible extensions of the mineralization. Planning and organization for a preliminary feasibility study also commenced during the fourth quarter of 2009.

Financial Highlights

Bank Loan

The Bank Loan of $17.5 million outstanding at the beginning of the year was paid in full in March 2009, which included the accumulated amortization of the accretion of the debt discount of $3.0 million to the repayment date and $0.6 million of accretion on the early settlement of debt.

Shareholders’ Equity

In 2009, shareholders’ equity increased by $55 million mainly due to two separate financing events.

In February 2009, the issuance of 40,000,000 shares pursuant to the McEwen Financing, raised gross proceeds of $32 million (C$40 million).

On August 19, the Company announced the issuance 26,700,000 units, on a “bought deal” basis, at a price of C$0.75 per unit (the “Offering”) equivalent to C$20 million ($18.3 million).  In addition, the Company agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering (4,005,000 units), on the same terms and conditions as the Offering, exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  The Over-Allotment Option was exercised in full and the total gross proceeds to Minera Andes were C$23 million ($21.0 million). Each unit consisted of one (1) common share and one half of one common share purchase warrant, each whole warrant is exercisable at C$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Company’s common shares on the TSX (or such other stock exchange or quotation system on which the Company’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds C$2.50, the Company may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

Summary of Quarterly Results - MAI

					December	September	June 30,	March 31,
Quarter	December	September	June	March	31, 2008	30, 2008	2008	2008
Ended	31, 2009	30, 2009	30, 2009	31, 2009	(restated)	(restated)	(restated)	(restated)

Net income (loss)	$2,440,736	$5,145,137	$919,040	$(4,390,141)	$(9,116,684)	$(3,003,149)	$9,424,635	$(1,280,276)
Net income (loss) per share:
Basic	$0.01	$0.02	$0.01	$(0.02)	$(0.05)	$(0.01)	$0.05	$(0.01)
Diluted	$0.01	$0.02	$0.01	$(0.02)	$(0.05)	$(0.01)	$0.05	$(0.01)

The changes in the quarterly net income or loss are primarily a result of the change in the reported quarterly income or loss from MSC.  Although the mine entered commercial production at the beginning of 2008, reporting income has been inconsistent due to sales commencing in second quarter 2008 after a significant inventory buildup following the mine commencing operations in 2007.  This heavily weighted period was then followed by quarterly sales levels which reflected the normal 3 month production periods in 2008.

More recently, net income for the fourth quarter of 2009 was significantly lower than the third quarter of 2009 due to work stoppages which continued after commencing in the third quarter of 2009.

The increase in net income for the full year of 2009 compared to 2008 is a result of increased sales which is attributable to the increased processing capacity and improved power supply which both came into effect at the beginning of 2009 offset by the various work stoppages during 2009.

Liquidity and Capital Resources

As at December 31, 2009, the Company had an accumulated deficit of $44.0 million and working capital of $16.4 million (compared with a $48.1 million deficit and $27.2 million negative working capital, in 2008).  At December 31, 2009, Minera Andes had cash and cash equivalents of $18.9 million, compared to cash and cash equivalents of $3.4 million as of December 31, 2008.  Project financing for the San José Mine has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.  The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Company’s share is $31.9 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required. As a result, there can be no assurance that cash from operations at the San José Mine will be sufficient for these purposes, that additional cash calls will not be made or that the Company will be able to satisfy any such cash call, as and when required.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable, although an independent positive Preliminary Economic Assessment was completed in March 2009 on the Los Azules property, which is an advanced stage exploration project.  The amounts shown on the Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration activities, if any, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

The Company has been successful in funding the repayment of its debt obligations and working capital requirements through the issuance of stock for gross proceeds of a C$40 million private placement and the C$23 million common share offering. The Company is currently investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Company’s ability to meet its planned growth and to fund its development and exploration activities. Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities, combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Company would be unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Company’s interests in its properties.

There is no assurance that the Company will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  If the Company does not receive cash flow from operations or secure financing, there would be doubt about our ability to continue as a going concern.  The Company’s financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

As of December 31, 2009, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.9 million, plus accrued interest. The Company’s contractual obligations as at December 31, 2009 are as follows:

		Payments Due by Period Ending
Contractual Obligations	Total	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13
Long-Term Debt - Project Loan Payable (1)	$31,850,000	Nil	$10,616,667	$10,616,667	$10,616,667
Project loan interest payable (1)	7,599,982	7,599,982	Nil	Nil	Nil
Operating Lease Obligations (2)	41,136	36,781	4,355	Nil	Nil
Purchase Obligations (3)	180,000	180,000	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$32,071,136	$216,781	$10,621,022	$10,616,667	$10,616,667

Notes:

(1)

The Company’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest. Terms of payment have not yet been finalized and interest accrues but is not payable until the terms are finalized.

(2)	Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.
(3)	Management Services Agreement with 2083089 Ontario Inc. for office operating costs.

In addition, on December 2, 2003, the Company signed an agreement that obligates it to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $250,000, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As at March 29, 2010, no payments are required to be made under this agreement.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline and that production is less than expected. Although MSC has advised the Company that going forward it expects that cash from operations will provide sufficient funds to finance operating costs and capital expenditures at the San José Mine, there remains a risk that should cash from operations be insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required to finance future operations and capital investments at the San José Mine.

Outstanding Share Data

Our outstanding share data, as of March 29, 2010, is set out below:

Class and Series of Security	Number Outstanding	Value in US$	Expiry Date of Convertible Securities	Relevant Terms
Common shares	264,741,621
Stock options	6,515,000	$7,849,281	Various (December 28, 2010 to September 30, 2014)	Exercisable for one common share each at C$0.31 to C$1.73
Purchase warrants	15,352,500	$18,659,045	August 19,2014	Exercisable for one common share each at C$1.25

Financial Instruments

During the year ended December 31, 2009, the Company retired its bank indebtedness and has no long term debt outstanding other than the project loan payable as discussed previously.  The Company believes its capital structure is appropriate to ensure sufficient liquidity to meet the needs of the business. The Company has not executed any derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•                                          Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.

•                                          Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Company has classified its cash and cash equivalents as held-for-trading.

•                                          Receivables and project loan and interest receivable were classified as loans and receivables.

•                                          Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at December 31, 2009, and December 31, 2008, is summarized as follows:

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$18,872,312	$18,872,312	$3,409,593	$3,409,593
Loans and receivables	$39,500,262	$39,500,262	$36,847,761	$36,847,761
Other liabilities	$42,063,857	$42,063,857	$67,679,960	$67,679,960

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable, and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Risk Management

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities. The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2009, was $16.3 million dollars. As a result, every percentage change in the U.S./Canada exchange rate will affect our income by approximately $0.2 million on a per annum basis. As at December 31, 2009, the Company also had cash, accounts payable, and accrued liabilities in Argentinean pesos. However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan currently bears fixed interest at LIBOR plus 2.50% as of the inception of the loan. The interest rates are 7.86% on $9.8 million and 8.21% on $22.1 million. It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable. As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The Company has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds U.S. dollars in an account at a United States financial institution and pesos in an international bank in Argentina. Funds held in the U.S. and Argentina are held for the purposes of meeting existing accounts payable and current payroll. The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild. Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa. Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risks, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet. The Company has not used derivative instruments to mitigate such risks.

Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2009, the Company’s accounts payables and accrued liabilities were $2.7 million, all of which are due for payment within normal terms of trade, which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities. The Company has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

The Company does not hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Company’s exploration projects enters into production and revenue contracts are entered into in respect of other commodities and metals, the Company would be exposed to fluctuations in the prices of those commodities and metals at that time.

Related Party Transactions

As previously stated, under the terms of the Project Loan Letter Agreement among the Company, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender. For the purposes of CICA Handbook section 3840, MSC is a related party to the Company.

As at March 29, 2010, the total principal amount of the Project Loan Receivable (owing to the Company by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Company to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

On February 17, 2009, the Company entered into an amended and restated private placement agreement with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing, Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Company’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009, pursuant to the exercise of this right. In addition, the Company agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Company at not more than seven.

On February 23, 2009, Mr. McEwen was appointed Executive Chairman of Minera Andes Inc. and on June 18, 2009, Mr. McEwen became the President and Chief Executive Officer replacing Allen V. Ambrose.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the years ended December 31, 2009, and 2008, the Company paid $50,252 and $2,092, respectively, to 208.  Mr. McEwen receives no compensation from 208.

Outlook

General

The 2010 exploration program at San José consists of a compilation and interpretation of project data over the entire San José district, comprising approximately 115 km(2) (28,400 acres), to identify new targets and follow up on existing targets through exploration drilling. The drilling program, which is well underway, totals approximately 22,000 metres consisting of 17,000 metres of surface core drilling and 5,000 metres of underground drilling.  The surface drilling is focusing on the Kospi, Ayelén, Odin, and splits off of the Frea and Kospi veins. The underground drilling will explore for new veins by drilling from the underground access ramps. In addition to discovering new mineralized veins, the goal of this year’s exploration program will be to replace reserves depleted during 2009 and add to the existing resources at San José and to potentially discover new mineralized veins (new resources) on the San José property, comprising of approximately 115 km(2) (28,400 acres).

In February 2009 the payment by the Company and Hochschild of the December 2008 Cash Call was to remedy a working capital deficiency at MSC existing as at December 31, 2008.  MSC has since then advised the Company that going forward it expects that cash from operations will provide sufficient funds to finance operating costs and capital expenditures at the San José Mine. If such is not the case, the Company may be required to raise additional funds in response to an additional cash call.

At Los Azules, drilling is currently underway during the Austral summer field season that extends from December through mid-April. The objective of the drilling program is to expand the known limits of the mineralization, look for extensions of high-grade mineralization, and to increase the confidence level of the current inferred resource.  The Company plans to drill approximately 8,800 meters of diamond drilling during the field season.  More geological mapping and geophysical work is also being conducted during the field season to target possible extensions of the mineralization.  The Company plans to announce an updated resource estimate at mid-year.  Initial engineering work is underway to support a preliminary feasibility study that is scheduled to be completed by the end of 2011.  Drilling will also continue in the 2010-2011 field season.  The Company will need to raise additional financing in order to compete the 2010-2011 drilling program and the preliminary feasibility study should it not receive any cash flow from MSC during 2010.

Subsequent Event

On March 17, 2010, the Company received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc against MAI and a subsidiary in the State of New York.

The lawsuit pertains to the project finance loans made by Hochschild to MSC, as disclosed in Note 5 to the consolidated financial statements. Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay of the same.  Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, enjoin Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

The Company is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly.  This lawsuit does not impact the Company’s financial statements for the year ended December 31, 2009.  At this time, the Company is not able to estimate the impact of this claim.

Critical Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make a wide variety of estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (b) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

The accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Investment in MSC

Our investment in MSC is accounted for using the equity method. Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by an equal amount. Our investment is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the asset. Impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic resources and reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. Where the Company enters into an option agreement for the acquisition of an interest in a mining property which provides for periodic payments, such amounts are payable entirely at the Company’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations. On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the asset. Impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Stock-Based Compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees and non-employees based on the fair value of the options on the date of grant, which is determined by using the Black-Scholes option pricing mode. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The value assigned to stock options in contributed surplus is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Letter Agreement, the Company accounts for the Project Loan Receivable and Project Loan Payable using estimates provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecasted future cash flows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Company by MSC. As the Company does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties. To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fashion. To this end, the Company has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC. Significant assumptions by MSC, which affect the Company’s accounting for the Project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.  The Company uses an undiscounted cash flow approach for the evaluation for impairment of the MSC investment.  Discussions are held with management and geologists, and based on the results to date, anticipates the value of this investment being in excess of the amount capitalized.

Changes in Accounting Policies including Initial Adoption

EIC 173 — Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 — Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC-173 is applicable to interim and annual financial statements for the year ended December 31, 2009, with retroactive application. Adoption of this guideline did not have any impact on the financial statements.

Financial instruments

In June 2009, the CICA amended Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for its fiscal year ending December 31, 2009.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted.

On July 1, 2009 the Company adopted amendments to Handbook Section 3855 — Financial Instruments — Recognition and Measurement which provides additional guidance on the classification of embedded derivatives. The adoption of this amendment did not result in a material impact on the Company’s consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The adoption of this accounting policy did not have any impact on the Company’s consolidated financial statements for the years December 31, 2009, and 2008.

Future Accounting Changes

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 — Business Combinations, 1601 — Consolidations, and 1602 — Non-Controlling Interests. These standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Adoption of IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.

In early 2009, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulates several project phases.

During the first quarter 2009, the Company commenced the scoping and planning phase of its changeover plan (“phase 1”). The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. Phase 1 involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company completed phase 1 in the fourth quarter of 2009.

In fourth quarter 2009, the Company completed a preliminary IFRS diagnostic (“phase 2”) which highlighted several key areas of difference between existing Canadian GAAP and IFRS, such as Property, Plant, and Equipment, borrowing costs, business combinations, share based payments, decommissioning costs, foreign exchange, exploration and evaluation costs, and joint ventures. The diagnostic identified that the key area of potential difference for the Company is accounting for functional and reporting currencies.

The detailed assessment phase (“phase 3”) will result in new or revised accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 4”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 4 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. These anticipated phases will be completed over the course of 2010. Phases 3 and 4 are expected to be completed in the second and fourth quarters of 2010, respectively.

Post implementation (“phase 5”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

Risks and Uncertainties

The Company’s operations and results are subject to a number of different risks: the Company does not control (jointly or otherwise) the San José Mine and has no control over the timing or amount of future cash calls; any cost overruns or cash shortfall at the San José Mine could require further investment; the Company has no operational cash flow and is dependent on external financing;  a substantial or prolonged decline in metal prices, particularly gold, silver, or copper, would have a material adverse effect on the Company; global economic conditions combined with the Company’s financial position could make financing its operations and business strategy more difficult; the Company anticipates that the Project Loan will be subject to interest rate fluctuations upon the execution of the Draft Loan Documents; the Company is subject to interest rate fluctuations; the Company is subject to fluctuations in currency exchange rates, which could materially adversely affect the Company’s financial position; the Company is subject to risks relating to economic and political instability in Argentina; estimates of mineral reserves and mineral resources could be inaccurate. A thorough analysis of the Company’s risk factors can be found in the Company’s annual information form dated March 30, 2010, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and by dividing the respective proportionate share of the total production cash costs for the period attributable to each metal by the ounces of each respective metal produced.  Total production cash costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine.  Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but do not include refining, treatment charges and sales costs applied to concentrates. Export taxes and depreciation are not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating performance indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash cost per ounce is based on information from MSC and does not impact the Company’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Company’s management, together with the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Company is made known to them by others particularly during the period covered by this MD&A; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. The Company’s controls and procedures include policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There were no changes in our internal control over financial reporting for the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As at December 31, 2009, management assessed the effectiveness of our internal control over financial reporting using the criteria established in Internal Control — integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that such internal control over financial reporting is effective and that there are no material weaknesses.

Limitations of Controls and Procedures

The Company’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Company’s intention to complete a further financing in the near term, the Company’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.